SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

A DELAWARE LIMITED LIABILITY PARTNERSHIP

世達國際律師事務所

JING AN KERRY CENTRE, TOWER II 46TH FLOOR 1539 NANJING WEST ROAD SHANGHAI 200040, CHINA TEL: (86-21) 6193-8200 FAX: (86-21) 6193-8299 www.skadden.com	FIRM/AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON
September 4, 2019	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SINGAPORE TOKYO TORONTO

VIA EDGAR

Mr. Joseph McCann

Ms. Christine Westbrook

Mr. Kevin Vaughn

Mr. Franklin Wyman

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange

Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Huize Holding Ltd
Response to the Staff’s Comments on the Draft Registration
Statement on Form F-1 Confidentially Submitted on August 15, 2019
CIK No. 0001778982

Dear Mr. McCann, Ms. Westbrook, Mr. Vaughn and Mr. Wyman:

On behalf of our client, Huize Holding Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

Securities and Exchange Commission

September 4, 2019

To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the Company’s draft registration statement on Form F-1 confidentially submitted to the Commission on August 15, 2019 pursuant to the Jumpstart Our Business Startups Act, as amended, as well as two copies of the filed exhibits.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comments contained in the letter from the staff of the Commission (the “Staff”) dated August 27, 2019. The Staff’s comments are repeated below in bold and are followed by the Company’s response. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In addition, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size on or about September 18, 2019 and launch the road show in connection with the offering shortly thereafter. The Company would greatly appreciate the Staff’s prompt feedback to this filing.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted August 15, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Operating costs and expenses , page 85

1.	Please revise to address the following based on the information provided in your response to prior comment 5:

•	Revise to quantify the number of social media influencers and financial institutions that constitute your user traffic channels at each balance sheet date.

In response to the Staff’s comment, the Company has revised disclosure on page 135 of the Registration Statement to quantify the number of social media influencers and financial institutions at each balance sheet date.

•

Revise to provide a range for service fee percentages governing your contractual arrangements with user traffic channels. If you are unable to provide this information, revise your disclosure to describe this limitation.

In response to the Staff’s comment, the Company has revised disclosure on page 135 of the Registration Statement to clarify that it is unable to provide a range for service fee percentages governing its contractual arrangements with user traffic channels.

•	Please provide us with an English version of the “contract template” used to govern business activities with your user traffic channels.

In response to the Staff’s comment, the Company has provided to the Staff an English version of the contract template with user traffic channels under a separate cover.

Securities and Exchange Commission

September 4, 2019

2.	Please revise to address the following based on the information in your response to prior comment 6:

•

Revise to confirm in your disclosure that you are not contractually required to provide additional services to your insurer partners, such as intelligent underwriting, in-force policy administration, and claim settlement services, and that such services are provided to enhance the client transaction experience and strengthen your business relationship with the insurer partners.

In response to the Staff’s comment, the Company has revised disclosure on page 130 of the Registration Statement to clarify that it is not contractually required to provide additional services to its insurer partners.

•	Expand your disclosure under the heading “Employees” on page 140 to include the information on page 8 of your response.

In response to the Staff’s comment, the Company has revised disclosure on page 140 of the Registration Statement.

•	Explain your basis for classifying costs to develop and maintain your insurance product and service platform as research and development expense.

The Company respectfully advises the Staff that according to ASC 730-10-15-3, research and development transactions and activities are those activities that aim at developing or significantly improving a product or service (referred to as product) or a process or technique (referred to as process) whether the product or process is intended for sale or use. The Company determined that the research and development expenses represent costs incurred for activities carried out by its research and development department whose primary activities are for researching and developing new product and service offerings, conceptual formulation, design, and testing of product and service alternatives of the Company. Maintenance activities are also carried out by the research and development department. However, the costs associated with such maintainance activities were immaterial based on the time spent and the salary level of the designated individuals. As such, all the costs incurred by the research and development department is recorded as research and development expenses on the consolidated statements of comprehensive (loss)/income.

•	Provide us an English version of the “cooperative agreement” with your two largest Insurer Partners.

In response to the Staff’s comment, the Company has provided to the Staff an English version of the cooperative agreements with its two largest insurer partners under a separate cover.

Securities and Exchange Commission

September 4, 2019

Notes to Consolidated Financial Statements

Summary of significant accounting policies

(w) Revenue recognition, page F-21

3.

Please refer to prior comment 11. Revise your disclosure to quantify the cost of your loyalty programs for each period presented. Describe and quantify the key factors driving fluctuations in loyalty program costs.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-40 and F-85 of the Registration Statement to quantify the cost of its loyalty programs for each period presented. The Company respectfully advises the Staff that the loyalty program was used by the Company as one of the marketing channels, the loyalty points were given at the Company’s discretion based on its strategic focus at different stages of its business development. For the two years presented, the loyalty costs were primarily driven by the evolution of the Company’s marketing strategy. In 2017, the focus of the marketing strategy was still to build up a client base for long-term life and health insurance products. Accordingly, the Company deployed necessary resources to attract new clients by granting loyalty points. In 2018, the Company revisited the effectiveness of loyalty program. With the increase of its branding awareness and recognition of its service quality in the market, the Company no longer considered granting loyalty points as a key focus of its marketing strategy. As a result, the volume of the granted loyalty points decreased significantly during the periods presented. Therefore, the cost of loyalty program decreased accordingly.

*        *        *

Securities and Exchange Commission

September 4, 2019

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +86 21 6193 8210 or via e-mail at haiping.li@skadden.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:	Cunjun Ma, Chairman of the Board of Directors and Chief Executive Officer

Tracey Chow, Director and Co-Chief Financial Officer, Huize Holding Limited

Minghan Xiao, Co-Chief Financial Officer, Huize Holding Limited

Vincent Yao, Partner, PricewaterhouseCoopers Zhong Tian LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Amanda Mi Tang, Esq., Partner, Kirkland & Ellis International LLP